Investor Relations Contact:
Colin Rose
(740) 851-4450
colin@objectiverealityvr.com

OBJECTIVE REALITY REPORTS
FOURTH QUARTER FINANCIAL RESULTS

4th Quarter 2022 Financial Results

Chillicothe, OH (5/1/23) – Objective Reality Inc, today reported financial results for the full-year fiscal periods ended December 31, 2021. Key results were:

- Fourth quarter AbstractVR subscriptions sales increased by 80%
- Fourth-quarter site traffic up 38%

"2022 was a year of foundational development. We knew from the outset; we would not see positive revenue in year one. Our biggest accomplishment of at the end of Q4, is the launching of AbstractVR cloud game streaming platform on the sidequestvr.com website in "open beta". Successfully launching in time for the holiday. Proving the scalability and automation of the platform through this beta testing period ensures the growth and adoption of the platform." – Colin Rose CEO

"The target demographic for the consumer AbstractVR gaming streaming platform being the meta quest 2 at-home VR gamer, We spent the fourth quarter of 2022 targeting that audience and ensuring customer satisfaction with a focus on our north star metric of subscriptions with a secondary focus on the web traffic as to monitor when and if potential users fail to subscribe in order to adjust messaging and user interface."

Details of the results were as follows:

Full-Year 2022 (13 weeks ended December 31, 2022) Summary of Results

During the year ended December 31, 2022, VR game streaming is still not widely adopted by the at-home user. Status quo being our biggest competition. Educating the user on the benefit of streaming vs. downloading and purchasing content leads to slow growth. December 1st saw the launch of our automation work within our cloud computing cluster management. Which is why the growth in December was exponentially higher than previously possible in our manual system, proving the functionality and robustness of the infrastructure developed through 2022.

The Company believes distributor inventory as of December 25, 2021 averaged approximately five weeks on hand and was at an appropriate overall level but included too much inventory for some packages and not enough for others. The Company expects distributors will keep inventory levels below 2021 levels in terms of weeks on hand, as the need for peak season inventory prebuilds is greatly reduced due to the Company's increased production capacity. As a result, the Company expects shipments will continue to decline in the first quarter of 2022 and then grow in the second quarter compared to 2021.

Advertising, promotional and selling expenses for the fourth quarter of 2022 increased at $4,250 or 70% from previous quarters of 2022, primarily due to launching of the open beta December 1st. Due to the delayed release of The AbstractVR, the marketing budget was decreased substantially to cover extending the contracted employee compensation. We did not see the advertisement conversion we anticipated, mainly due to the inconvenience of sidequest vr for the average user. Unfortunately, in the meta quest app development pipeline, the "app lab" or "sidequest" are the necessary progression of a game or experience prior to approval in the native store. Once The AbstractVR is able to receive native Meta Quest2 store approval, we anticipate our waitlist of users to download and subscribe at our predicted rate.

General and administrative expenses remain low as the CEO and all C-level management are not taking income from the company to date. Most of our expenses in 2022 come from outsourced development at a total of $110,000. In house payroll expense for the same period, $74,690. This results from the need to onboard cloud computing experts to assist in the development and implementation of our streaming technology. This development work is now complete. We are able to reduce to our original staff with the capablity of managing the infrastructure and continuing development, reducing operational cost for 2023 significantly.

Full-year 2022 (52 weeks ended December 25, 2022) Summary of Results

As mentioned 2022 did not see significant revenue. Total earnings from subscription being $7339 for 2022 with $2179 of this coming in Q4 2022 alone with the launch of The AbstractVR. 2022 development began in May coinciding with the first disbursement of funds from our Reg CF raise. This allowed for the onboarding of cloud specialists capable of executing our vision for the cloud AMI cluster management system that made it possible for our VR game compression and streaming technology to automate and scale. We saw several delays and missed deadlines. Pushing our planned launch from September 2022 to December 2022. This resulted from poor communication and an inability to deliver on commitments on the part of our outsources development staff. The miscalculations and pushed deadline impacted our ability to launch and scale effectively through 2022 as planned. Reducing our marketing budget substantially and requiring Objective Reality to retain the services of the outsourced developers' months longer than budgeted. We never intended to be cashflow positive for 2022, however the above mentioned setbacks contribute to the negative net profit of -$46658.92 for 2022.

In 2022 Objective Reality built and deployed the automated AMI cluster management solution which leverages the proprietary compression and streaming technologies developed specifically to deliver VR/AR content to the stand-alone HMD. Bringing all of the necessary components together for the beta launch December 1st 2022. While 2022 did not see significant revenue, the completion of the underlying technology ensures that the platform becomes widely adopted through 2023 and beyond.

Full-year 2023 Projections

The Company currently projects full-year 2023 Non-GAAP earnings between $1,200,000 and $1,800,000, as we continue to build the infrastructure and implement our platform as the standard for VR/AR content delivery in the consumer gaming market, commercial simulation, and military training space. We will focus more heavily on the industrial and military application of The AbstractVR as well as leveraging the underlying technology to develop, in house, training simulations that will run within the platform. With only one year of operation and financial history coupled by the lack of positive cashflow. We are unable to predict the tax and earnings per share effectively at this time. This projection excludes the impact of 5g on the streaming capabilities of the stand-alone device as well as the launch of the Meta quest pro and similar devices which will significantly increase the latency and streaming capabilities within the industry. These are highly sensitive to changes in volume projections, particularly related to the adoption of cloud streaming within the at-home VR space as the concept of game streaming becomes more widely adopted. The Company's actual 2023 earnings per share could vary significantly from the current projection. Underlying the Company's current 2023 projection are the following 52-week full-year estimates and targets:

- Increased focus on the at-home gaming solution through targeted marketing, content/gaming partnerships, and expansion of our network internationally.
- Focusing on the commercial application of our cloud computing solution to deliver high-fidelity industrial pre-employment training / migrating current training systems over to VR/AR. Educating our customers on the benefits of "gamification" in learning and the increase in material retention as well as engagement.
- Continued efforts to secure US Military research and development funding to adapt our solution for VR/AR training and augmentation. Leveraging our blockchain user verification and data encryption technologies to better secure existing cloud networks within the Defense Department.

Use of Non-GAAP Measures

Non-GAAP effective tax rate and earnings per diluted share are not defined terms under U.S. generally accepted accounting principles ("GAAP"). These non-GAAP measures should not be considered in isolation or as a substitute for diluted earnings per share and effective tax rate data prepared in accordance with GAAP, and may not be comparable to calculations of similarly titled measures by other companies. Management uses these non-GAAP financial measures to make operating and strategic decisions and to evaluate the Company's overall business performance. The Company is unable to reconcile the projection for its Non-GAAP effective tax rate and earnings per diluted share, because the Company is unable to predict the impact of future events outside the Company's control, including the timing and value realized upon exercise of stock options versus the fair value of those options when granted. Therefore, because of the uncertainty and variability, the Company is unable to provide, without unreasonable effort, a reconciliation of these non-GAAP measures on a forward-looking basis. Management believes these forward-looking non-GAAP measures provide meaningful and useful information to investors and analysts regarding our outlook and facilitate period to period comparisons of our forecasted financial performance.

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's quarterly investor briefings, emailed to investors or available through discord or wefunder.com. Copies of these documents can also be found on the Company's website, *www.objectiverealityvr.com*. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

About the Company

Objective Reality, Inc. began in 2022 as a solution for the at-home VR game enthusiast. The co-founder and CEO realized the at-home VR streaming market as the owner and operator of a brick-and-mortar VR arcade company of the same name. Finding that the typical customer would like to have the arcade level of experience at home but found it to be financially unrealistic. Through partnerships and in-house development, Objective Reality was able to deliver on a VR game streaming platform which could deliver the curated, high-fidelity experience that in-store customer was accustomed to. Offering this experience to the Meta Quest2 user at home. Through the development and investment in creating the proprietary compression and streaming technology, it became apparent that several other markets would benefit from low up-front cost, computing on-demand which added in the focus on industry and military application. For more information, please visit our investor relations website at www.objectiverealityvr.com, which includes links to all of our respective brand websites.